As filed with the Securities and Exchange Commission on June 21, 2021

Securities Act File No. 333-235443

Investment Company Act File No. 811-23499

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

☒	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☒	POST-EFFECTIVE AMENDMENT NO. 4

☒	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒	AMENDMENT NO. 5

Goldman Sachs Real Estate Diversified Income Fund

(Exact name of registrant as specified in charter)

200 West Street

New York, New York 10282

212-902-1000

(Address and telephone number, including area code, of principal executive offices)

Caroline L. Kraus, Esq.

Goldman Sachs Asset Management, L.P.

200 West Street

New York, New York 10282

(Name and address of agent for service)

COPIES TO:

Stephen H. Bier, Esq. Dechert LLP 1095 Avenue of the Americas New York, NY 10036	William J. Bielefeld, Esq. Dechert LLP 1900 K Street, NW Washington, DC 20006
(212) 698-3889	(202) 261-3386

Approximate Date of Commencement of Proposed Public Offering:

As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☒

Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐

Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐

Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c).

☐	immediately upon filing pursuant to paragraph (b) of Rule 486.

☒	on June 23, 2021 pursuant to paragraph (b) of Rule 486.

☐	60 days after filing pursuant to paragraph (a) of Rule 486.

☐	on (date) pursuant to paragraph (a) of Rule 486.

If appropriate, check the following box:

☒	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

☐

This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

☐

This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

☐

This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

☐

If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE

Post-Effective Amendment No. 2 (the “Amendment”) to the Registration Statement of Goldman Sachs Real Estate Diversified Income Fund was filed pursuant to Rule 486(a) under the Securities Act of 1933 on April 19, 2021 to register Class P Shares of Goldman Sachs Real Estate Diversified Income Fund. Pursuant to Rule 486(a), the Amendment would have become effective on June 18, 2021. Post-Effective Amendment No. 3 was filed pursuant to Rule 486(b)(1)(iii) for the purpose of designating June 21, 2021 as the date upon which the Amendment would have become effective. This Post-Effective Amendment No. 4 is being filed pursuant to Rule 486(b)(1)(iii) for the purpose of designating June 23, 2021 as the new date upon which the Amendment shall become effective. This Post-Effective Amendment No.  4 incorporates by reference the information contained in Parts A and B of the Amendment. Part C is filed herewith.

PART C: OTHER INFORMATION

Item 25. Financial Statements and Exhibits

Financial Statements

Part	A: The financial highlights of the Registrant for the fiscal year ended September 30, 2020 is included in Part A of this registration statement in the section entitled “Financial Highlights.”

Part

B: The Registrant’s audited Financial Statements and the notes thereto in the Registrant’s Annual Report to Shareholders for the fiscal year ended September  30, 2020 and the Registrant’s Semi-Annual Report to Shareholders for the period ended March 31, 2021, each filed electronically with the Securities and Exchange Commission pursuant to Section 30(b)(2) of the Investment Company Act of 1940, as amended, are incorporated by reference into Part B of this registration statement.

Exhibits

(a)(1)	Certificate of Trust dated December 2, 2019 (incorporated by reference from the Registrant’s initial registration statement, SEC File No. 333-235443, filed December 10, 2019).

(a)(2)	Declaration of Trust dated December 2, 2019 (incorporated by reference from the Registrant’s initial registration statement, SEC File No. 333-235443, filed December 10, 2019).

(b)	By-laws dated December 2, 2019 (incorporated by reference from the Registrant’s initial registration statement, SEC File No. 333-235443, filed December 10, 2019).

(c)	Not applicable.

(d)

Plan in Accordance with Rule 18f-3 dated as of December 2, 2019 ((incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s registration statement, SEC File No. 333-235443, filed February 19, 2020).

(e)	Not applicable.

(f)	Not applicable.

(g)

Form of Investment Management Agreement between the Registrant and Goldman Sachs Asset Management, L.P. (incorporated by reference from the Registrant’s initial registration statement, SEC File No. 333-235443, filed December 10, 2019).

(h)(1)	Form of Principal Underwriting Agreement (incorporated by reference from the Registrant’s initial registration statement, SEC File No. 333-235443, filed December 10, 2019).

(h)(2)	Distribution and Service Plan (incorporated by reference from Post-Effective Amendment No. 1 to the Registrant’s registration statement, SEC File No. 333-235443, filed January 27, 2021).

(h)(3)	Form of Dealer Agreement (incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s registration statement, SEC File No. 333-235443, filed February 19, 2020).

(i)	Not applicable.

(j)(1)

Custody Agreement dated April 5, 2011 between Goldman Sachs Trust, Goldman Sachs Variable Insurance Trust and The Bank of New York Mellon (incorporated by reference from Post-Effective Amendment No. 279 to Goldman Sachs Trust’s registration statement, SEC File No. 33-17619, filed April 28, 2011).

(j)(2)

Custody Services Addendum to Custody Agreement (incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s registration statement, SEC File No. 333-235443, filed February 19, 2020).

(k)(1)

Form of Transfer Agency and Service Agreement (incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s registration statement, SEC File No. 333-235443, filed February 19, 2020).

(k)(2)

Fund Administration and Accounting Agreement dated April 5, 2011 between Goldman Sachs Trust, Goldman Sachs Variable Insurance Trust and The Bank of New York Mellon (incorporated by reference from Post-Effective Amendment No. 279 to the Goldman Sachs Trust’s registration statement, SEC File No. 33-17619, filed April 28, 2011).

(k)(3)

Addendum to Fund Administration and Accounting Agreement (incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s registration statement, SEC File No. 333-235443, filed February 19, 2020).

(l)	Opinion and Consent of Counsel (to be filed by amendment)

(m)	Not applicable.

(n)	Not applicable.

(o)	Not applicable.

(p)	Not applicable.

(q)	Not applicable.

(r)(1)	Code of Ethics of Registrant (incorporated by reference from Pre-Effective Amendment No. 1 to the Registrant’s registration statement, SEC File No. 333-235443, filed February 19, 2020).

(r)(2)

Code of Ethics of Goldman Sachs Asset Management, L.P. (incorporated by reference from Post-Effective Amendment No. 227 to the Goldman Sachs ETF Trust’s registration statement, SEC File No. 333-200933, filed December 23, 2019).

(s)

Powers of Attorney for James A. McNamara, Joseph F. DiMaria, Caroline Dorsa, Linda A. Lang, Michael Latham and Lawrence W. Stranghoener (incorporated by reference from the Registrant’s initial registration statement, SEC File No. 333-235443, filed December 10, 2019).

Item 26.	Marketing Arrangements

The information contained under the heading “Plan of Distribution” in the Prospectus is incorporated herein by reference and any information concerning any underwriters for a particular offering will be contained in a prospectus supplement related to that offering.

Item 27. Other Expenses of Issuance and Distribution

Not Applicable.

Item 28. Persons Controlled by or Under Common Control with Registrant

The Fund wholly owns and controls DIF Investments LLC and DIF Investments II LLC (the “DIF Subsidiaries”), limited liability companies organized under the laws of State of Delaware. The DIF Subsidiaries’ financial statements will be included on a consolidated basis in the Fund’s annual and semi-annual reports to shareholders.

Item 29. Number of Holders of Securities

Set forth below is the number of record holders as of June 14, 2021 of each class of securities of the Fund.

Title of Class	Number of Record Holders
Class A Shares of Beneficial Interest	2,664
Class C Shares of Beneficial Interest	2,230
Class I Shares of Beneficial Interest	2,803
Class L Shares of Beneficial Interest	159
Class W Shares of Beneficial Interest	2,047

Item 30. Indemnification

Section 7.5 of Article VII of the Declaration of Trust of Goldman Sachs Real Estate Diversified Income Fund, a Delaware statutory trust, provides for indemnification of the Trustees, officers and agents of the Trust, subject to certain limitations. The Declaration of Trust is incorporated by reference to Exhibit (a)(2).

The Investment Management Agreement provides that the Investment Adviser will not be liable for or any error of judgment or mistake of law or for any loss suffered by the Fund, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Investment Adviser or from reckless disregard by the Investment Adviser of its obligations or duties under the Investment Management Agreement. The Investment Management Agreement is incorporated by reference as Exhibit (g) to the Registrant’s Registration Statement.

Section 9 of the Principal Underwriting Agreement between the Registrant and Goldman Sachs & Co. LLC provides that the Registrant will indemnify Goldman Sachs  & Co. LLC against certain liabilities. The Principal Underwriting Agreement is incorporated by reference as Exhibit (h)(1) to the Registrant’s Registration Statement.

Fund and trustees and officers liability policies purchased jointly by the Registrant, Goldman Sachs Credit Income Fund, Goldman Sachs ETF Trust and Goldman Sachs MLP and Energy Renaissance Fund insure such persons and their respective trustees, partners, officers and employees, subject to the policies’ coverage limits and exclusions and varying deductibles, against loss resulting from claims by reason of any act, error, omission, misstatement, misleading statement, neglect or breach of duty.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

GSAM is an indirect, wholly-owned subsidiary of The Goldman Sachs Group, Inc. and serves as the investment adviser to the Registrant. GSAM is engaged in the investment advisory business. GSAM is part of The Goldman Sachs Group, Inc., a public company that is a bank holding company, financial holding company and a worldwide, full-service financial services organization. GSAM Holdings LLC is the general partner and principal owner of GSAM. Information about the officers and partners of GSAM is included in its Form ADV filed with the Commission (registration number 801-37591) and is incorporated herein by reference.

Item 32. Location of Accounts and Records

All applicable accounts, books and documents required to be maintained by the Registrant by Section 31(a) of the 1940 Act and the Rules promulgated thereunder are in the possession and custody of the Registrant’s administrator, The Bank of New York Mellon, located at 240 Greenwich Street, New York, New York 10286, with the exception of certain documents which are in the possession and custody of the Investment Adviser, located at 200 West Street, New York, New York 10282. Registrant is informed that all applicable accounts, books and documents required to be maintained by registered investment advisers are in the custody and possession of the Investment Adviser.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

(1)

Registrant undertakes to suspend the offering of its Shares until it amends the prospectus filed herewith if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement, or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

(2)	Not applicable.

(3)	Registrant undertakes:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

(1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)

to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(3)

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the Securities Act to any purchaser:

(1)	not applicable;

(2)

if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(e) that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

(2)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3)

the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(4)	The Registrant undertakes that:

(a) not applicable; and

(b) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(5)	Not Applicable.

(6)	Not Applicable.

(7)

The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that this Post-Effective Amendment meets all the requirements for effectiveness pursuant to Rule 486(b) under the Securities Act of 1933, and the Registrant has duly caused this Post-Effective Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 21st day of June, 2021.

Goldman Sachs Real Estate Diversified Income Fund
By:	/s/ Caroline L. Kraus
Caroline L. Kraus Secretary

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to said Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Name	Title	Date

[1]James A. McNamara James A. McNamara	President (Chief Executive Officer) and Trustee	June 21, 2021

[1]Joseph F. DiMaria Joseph F. DiMaria	Treasurer, Principal Financial Officer and Principal Accounting Officer	June 21, 2021

[1]Linda A. Lang	Trustee	June 21, 2021
Linda A. Lang

[1]Michael Latham	Trustee	June 21, 2021
Michael Latham

[1]Lawrence W. Stranghoener	Chairman and Trustee	June 21, 2021
Lawrence W. Stranghoener

By: /s/ Caroline L. Kraus
Caroline L. Kraus,
Attorney-In-Fact

[1] Pursuant to powers of attorney previously filed.

CERTIFICATE

The undersigned Secretary for Goldman Sachs Real Estate Diversified Income Fund (the “Fund”) hereby certifies that the Board of Trustees of the Fund duly adopted the following resolution at a meeting of the Board held on December 2, 2019.

RESOLVED, that Trustees and Officers of the Goldman Sachs Real Estate Diversified Income Fund and Goldman Sachs Credit Income Fund (the “Funds”) who may be required to sign the Funds’ Registration Statements on Form N-2 or Form N-14 or any amendments thereto be, and each hereby is, authorized to execute a power of attorney appointing Caroline L. Kraus, Joseph F. DiMaria, James A. McNamara and Robert Griffith, jointly and severally, as their attorneys-in-fact, each with power of substitution, for said Trustees and Officers in any and all capacities to sign the Registration Statements on Form N-2 and Form N-14 of each Fund and any and all amendments to such Registration Statements, and to file the same, with exhibits thereto, if any, and other documents in connection therewith, with the Securities and Exchange Commission and with other federal, state, foreign and quasi-governmental agencies and such other instruments related to compliance with certain of the federal securities laws and other applicable federal, state, foreign and quasi-governmental filings, hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or cause to be done by virtue thereof.

Dated: June 21, 2021

/s/ Caroline L. Kraus
Caroline L. Kraus
Secretary